Management’s Discussion and Analysis Alithya Group inc. For the three and six months ended September 30, 2023

Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2023

1. Basis of Presentation
This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Alithya Group inc. for the three-month and six-month periods ended September 30, 2023. References to “Alithya”, the “Company”, the “Group”, “we”, “our” and “us” in this MD&A refer to Alithya Group inc. and its subsidiaries or any one or more of them, unless the context requires otherwise. This document should be read in conjunction with the information contained in the Company’s interim consolidated financial statements (the "Q2 Financial Statements") and accompanying notes for the three-month and six-month periods ended September 30, 2023 and 2022, as well as the audited consolidated financial statements and MD&A for the fiscal year ended March 31, 2023. These documents, as well as the Company's Annual Information Form, and additional information regarding the business of the Company, are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.com and the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov.
For reporting purposes, the Company prepared the Q2 Financial Statements in Canadian dollars in accordance with IAS 34 - Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise indicated, all dollar (“$”) amounts and references in this MD&A are in Canadian dollars and references to “US$” are to U.S. dollars. Variances, ratios and percentage changes in this MD&A are based on unrounded numbers.
This MD&A contains both IFRS and non-IFRS financial measures. See section 5 titled “Non-IFRS and Other Financial Measures”.
Unless otherwise stated, in preparing this MD&A, the Company has considered information available to it up to November 13, 2023, the date the Company’s Board of Directors (“Board”) approved this MD&A and the Q2 Financial Statements.
2. Forward-Looking Statements
This MD&A contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this MD&A include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three-year strategic plan; (iii) our ability to maintain and develop our business, including by broadening the scope of our service offerings, entering into new contracts and

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2023	| 2

penetrating new markets; (iv) our strategy, future operations, and prospects, including our expectations regarding future revenue resulting from bookings and backlog; (v) our ability to service our debt, renew our credit facility and raise additional capital and; (vi) our estimates regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) our ability to realize the expected synergies or cost savings relating to the integration of our business acquisitions, and (viii) the potential return to pre-COVID-19 pandemic operations.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of the MD&A for the year ended March 31, 2023, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this MD&A are qualified by these cautionary statements and are made only as of the date of this MD&A. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
3. Business Overview
Alithya advises in strategy and digital transformation with professionals in Canada, the U.S. and internationally. The Company guides and supports its clients in their pursuit of innovation and excellence, and the achievement of their business objectives through the optimal use of digital technologies.
Alithya’s collaborative teams deploy solutions and services focused on five main pillars: business strategy, business applications implementation, application services, data and analytics, and digital skilling and change enablement. Through the optimal use of digital technologies, Alithya provides consulting and digital technology services in the areas of strategic consulting, enterprise transformation and business enablement in the manufacturing, healthcare, financial services, insurance, telecommunications, government, renewable energy, retail and distribution, and higher education sectors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2023	| 3

Business Offerings
Alithya’s business offerings in each of its reportable segments include a comprehensive range of digital technology services to address client needs:
•Business Strategy. Alithya leads clients through essential decision-making processes regarding strategic consulting, digital transformation, business agility, enterprise architecture, organizational performance, and more.
•Application Services. Alithya’s experts guide clients through all facets of cloud and infrastructure, control systems software engineering, cyber security, digital applications development, intelligent document processing, legacy systems modernization, quality assurance, and more.
•Business Applications Implementation. Working with key industry partners, including some of the world’s largest vendors of cloud-based Enterprise Solutions, Alithya’s experts help clients deploy company-wide systems, including Enterprise Resource Planning (ERP), Enterprise Performance Management (EPM), Customer Relationship Management (CRM) and Human Capital Management (HCM).
•Data and Analytics. Leveraging specialized IT systems and software, Alithya’s data professionals help clients gain business insight and drive better decision-making through AI and machine learning, big data, business intelligence, internet of things, operational intelligence, and more.
•Digital Skilling and Change Enablement. Alithya’s digital skilling service and change enablement provides everything our clients and their employees need to adopt new technologies.
Geographically, Alithya’s operations span across Canada, the U.S. and internationally, providing a full spectrum of strategy and digital technology services with deep expertise in a range of technologies and business domains.
Competitive Environment
For many companies, digital systems and infrastructures are among their most important and strategic assets. Not only do these assets require significant investments, but they increasingly serve as key differentiators and drivers of growth for customers.
Accordingly, businesses are seeking solutions that allow them to maintain their ability to differentiate themselves from competitors with proprietary business processes, combined with product customization. That is where digital transformation comes into play, inviting companies to make a shift in their approach and to evolve from traditional information technologies to flexible digital technologies.
As businesses’ technology spending continues to increase, digital technology firms such as Alithya are striving to deliver innovative thinking and in-depth vertical industry expertise, while facilitating business process transformation through the use of the most optimal technologies.
Alithya believes it is well positioned to respond to these trends in clients’ investments in digital technology. Alithya’s business model is built on a philosophy of offering flexible and creative solutions, enabling clients to

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
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realize maximum benefits from their digital technology investments. Alithya positions itself as an agile trusted advisor and consulting partner capable of delivering rapid results for its clients.
Alithya’s competitors in each of its reportable segments include systems integration firms, contract programming companies, application software companies, cloud computing service providers, large or traditional consulting firms, professional services groups of computer equipment companies, infrastructure management and outsourcing companies and boutique digital companies. In addition, Alithya competes with numerous smaller local companies in the various geographic markets in which it operates.
Alithya competes based on the following principal differentiating factors: vision and strategic advisory ability, digital services capabilities, performance and reliability, quality of technical support, training and services, responsiveness to client needs, reputation and experience, financial stability and strong corporate governance and competitive pricing of services.
Alithya also relies on the following measures to compete effectively: (a) investments to scale its services practice areas; (b) a well-developed recruiting, training and retention model; (c) a successful service delivery model; (d) intrapreneurial culture and approach; (e) a broad referral base; (f) continual investment in process improvement and knowledge capture; (g) investment in infrastructure and research and development; (h) continued focus on responsiveness to client needs, quality of services and competitive prices; and (i) project management capabilities and technical expertise.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
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4. Strategic Business Plan
Alithya has adopted a three-year strategic plan which sets as a goal to consolidate its position as to become a North American digital transformation leader.
According to this plan, Alithya’s consolidated scale and scope should allow it to leverage its geographies, expertise, integrated offerings and position on the value chain to target the fastest growing IT services segments. Alithya’s specialization in digital technologies and the flexibility to deploy enterprise solutions and deliver solutions tailored to specific business objectives responds directly to client expectations. More specifically, Alithya has established a three-pronged plan focusing on:
•Increasing scale through organic growth and strategic acquisitions by:
◦Generating profitable organic growth through innovation, higher-value offerings and client-relationships based on trust;
◦Completing value enhancing business acquisitions by way of a North American geographic expansion to complement current market presence, including geography, while progressively adding major integrated enterprise solutions offerings and selected specialized expertise;
•Achieving best-in-class employee engagement by:
◦Fostering a culture of collaboration, diversity and ownership;
◦Cultivating employee well-being and personal growth;
◦Investing in the development of its leaders and employees;
•Providing its investors, partners and stakeholders with long-term growing return on investment by:
◦Strengthening its existing relationships with clients, as a key trusted advisor, by generating long-term value;
◦Investing in innovation and higher value service offerings;
◦Acting responsibly, with a sustainable and respectful vision for its stakeholders and articulating its Environmental, Social and Governance framework and priorities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2023	| 6

5. Non-IFRS and Other Financial Measures
Alithya reports its financial results in accordance with IFRS. This MD&A includes certain non-IFRS and supplementary financial measures and ratios to assess Alithya's financial performance. These measures are provided as additional information to complement IFRS measures by providing further understanding of our results of operations from our perspective. They do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. They should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. They are used to provide investors with additional insight of our operating performance and thus highlight trends in Alithya's business that may not otherwise be apparent when relying solely on IFRS measures.
The non-IFRS measures used by Alithya are described below:
EBITDA and EBITDA Margin
"EBITDA" refers to net income (loss) before adjusting for income tax expense (recovery), net financial expenses, amortization of intangibles, and depreciation of property and equipment and right-of-use assets.
"EBITDA Margin" refers to the percentage of total revenue that EBITDA represents for a given period.
Management believes that EBITDA and EBITDA Margin are useful measures for investors as they provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration non-cash depreciation and amortization. For a reconciliation of net loss to EBITDA, see section 7.8 titled “EBITDA and Adjusted EBITDA”.
Adjusted Net (Loss) Earnings and Adjusted Net (Loss) Earnings per Share
"Adjusted Net (Loss) Earnings" refers to net income (loss) before adjusting for amortization of intangibles, impairment of intangibles and goodwill, impairment of property and equipment and right-of-use assets, share-based compensation, business acquisition, integration and reorganization costs, and the income tax effects of these items.
"Adjusted Net (Loss) Earnings per Share" is calculated by dividing Adjusted Net (Loss) Earnings by the weighted average number of outstanding Class A Subordinate Voting Shares ("Subordinate Voting Shares") and Class B Multiple Voting Shares ("Multiple Voting Shares"), excluding potentially dilutive outstanding equity instruments, during the period.
Management believes that Adjusted Net (Loss) Earnings and Adjusted Net (Loss) Earnings per Share are useful measures for investors as they allow comparability of operating results from one period to another, prior to taking into consideration non-cash items and business acquisition, integration and reorganization costs, which can vary significantly from period to period. These measures provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration the non-cash and other items listed above which have resulted primarily from acquisitions and their subsequent integrations. For a reconciliation of net loss to Adjusted Net (Loss) Earnings, see section 7.6 titled “Adjusted Net (Loss) Earnings and Adjusted Net (Loss) Earnings per Share”.

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Adjusted EBITDA and Adjusted EBITDA Margin
"Adjusted EBITDA" refers to net income (loss) before adjusting for income tax expense (recovery), net financial expenses, foreign exchange, amortization of intangibles, depreciation of property and equipment and right-of-use assets, impairment of intangibles and goodwill, impairment of property and equipment and right-of-use assets, share-based compensation, business acquisition, integration and reorganization costs, internal ERP systems implementation, and other redundant and non-recurring items.
"Adjusted EBITDA Margin" refers to the percentage of total revenue that Adjusted EBITDA represents for a given period.
Management believes that Adjusted EBITDA and Adjusted EBITDA Margin are useful measures for investors as they allow comparability of operating results from one period to another. These measures provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration the non-cash and other items listed above. For a reconciliation of net loss to Adjusted EBITDA, see section 7.8 titled “EBITDA and Adjusted EBITDA”.
Constant Dollar Revenue and Constant Dollar Growth
"Constant Dollar Revenue" is a measure of revenue and revenue by geographic location before foreign currency translation impacts. This measure is calculated by translating current period revenue and revenue by geographic location in local currency using the exchange rates in the equivalent period from the prior year.
"Constant Dollar Growth" is a measure of revenue growth and revenue growth by geographic location, expressed as a percentage, before foreign currency translation impacts. This measure is calculated by dividing Constant Dollar Revenue as described above with prior period revenue.
Management believes that Constant Dollar Revenue and Constant Dollar Growth are useful measures for investors as they allow revenue to be adjusted to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance. For a reconciliation of revenues to Constant Dollar Revenue by geographic location, see section 7.1 titled “Revenues”.
Net Debt
"Net Debt" refers to long-term debt, including the current portion, less cash and restricted cash. For the calculation of Net Debt, see section 9.6 titled “Long-Term Debt and Net Debt”. Management believes that Net Debt is a useful measure for investors as it provides an indication of the liquidity of the Company.
Other Financial Measures
The other financial measures used by Alithya are described below:
"Gross Margin as a Percentage of Revenues" is calculated by dividing gross margin by revenues.
"Selling, General and Administrative Expenses as a Percentage of Revenues" is calculated by dividing selling, general and administrative expenses by revenues.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
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"Bookings" refers to the amount of signed revenue agreements during the period, which includes new contracts, including those acquired through acquisitions, as well as renewals, extensions and changes to existing contracts. Management believes information regarding bookings can provide useful trend insight to investors regarding changes in the volume of new business over time.
"Book-to-Bill Ratio" is calculated by dividing Bookings by revenues, for the same period. Management believes this measure allows for the monitoring of the Company’s backlog and offers useful insight to investors on how the business varies and evolves over time. This measure is best used over a long period as it could fluctuate significantly from one quarter to the other.
"Backlog" refers to the amount of future revenue stemming from signed revenue agreements, which includes new contracts, including those acquired through acquisitions, as well as renewals, extensions and changes to existing contracts, expressed as a number of months of trailing twelve-month revenue, as at a given date. Backlog differs from the IFRS definition of remaining performance obligations, as disclosed in the Company's consolidated financial statements, as backlog also includes time and materials arrangements without stated ceilings and contracts with original expected durations exceeding one year. Management believes that backlog information can provide useful trend insight to investors regarding changes in management’s best estimate of future revenue stemming from signed revenue agreements.
"Days Sales Outstanding" ("DSO") refers to the average number of days it takes for the Company to convert its accounts receivable and other receivables (net of sales taxes) and unbilled revenues, less deferred revenues, into cash. Management believes this measure provides useful insight to investors regarding the Company's liquidity.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2023	| 9

6. Financial Highlights

Results of Operations	Three months ended September 30,		Six months ended September 30,
(in $ thousands)	2023	2022	2023	2022
	$	$	$	$
Revenues	118,492	128,933	250,087	255,697
Gross Margin	34,791	37,760	72,884	71,824
Gross Margin as a Percentage of Revenues (1)	29.4%	29.3%	29.1%	28.1%
Selling, General and Administrative Expenses	29,930	30,421	62,429	59,348
Selling, General and Administrative Expenses as a Percentage of Revenues (1)	25.3%	23.6%	25.0%	23.2%
Net Loss	(9,176)	(435)	(16,421)	(4,599)
Basic and Diluted Loss per Share	(0.10)	0.00	(0.17)	(0.05)
Adjusted Net (Loss) Earnings (2)	(233)	3,393	2,425	6,112
Adjusted Net (Loss) Earnings per Share (2)	0.00	0.04	0.03	0.07
Adjusted EBITDA (3)	6,456	9,440	15,511	15,638
Adjusted EBITDA Margin (3)	5.4%	7.3%	6.2%	6.1%

Other	September 30,	March 31,
(in $ thousands, except Backlog and DSO)	2023	2023
	$	$
Total Assets	434,628	464,101
Non-Current Financial Liabilities (4)	49,793	136,062
Total Long-Term Debt	131,754	127,190
Net Debt (5)	123,668	104,607

Backlog (1)	16 months	16 months
DSO (1)	49 days	54 days

Shares, Stock Options and Share Units Outstanding	November 12,
2023
Subordinate Voting Shares	88,365,511
Multiple Voting Shares	7,274,248
Options (6)	4,378,271
Deferred Share Units ("DSUs")	1,105,422
Restricted Share Units ("RSUs")	311,246
Performance Share Units ("PSUs")	2,190,535

1 This is an other financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition of this other financial measure.
2 This is a non-IFRS financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 7.6 titled “Adjusted Net (Loss) Earnings and Adjusted Net (Loss) Earnings per Share” for a quantitative reconciliation to the most directly comparable IFRS measures.
3 This is a non-IFRS financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 7.8 titled “EBITDA and Adjusted EBITDA” for a quantitative reconciliation to the most directly comparable IFRS measures.
4 Non-current financial liabilities include the long-term portion of the long-term debt, the long-term portion of lease liabilities, and the long-term portion of the contingent consideration. For an explanation of the variance, refer to section 9.6 titled "Long-Term Debt and Net Debt".

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2023	| 10

5 This is a non-IFRS financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 9.6 titled “Long-Term Debt and Net Debt” for a quantitative reconciliation to the most directly comparable IFRS measures and an explanation of the variance.
6 Includes 505,264 stock options to purchase Multiple Voting Shares.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2023	| 11

For the three months ended September 30, 2023:
•Revenues decreased 8.1% to $118.5 million, compared to $128.9 million for the same quarter last year.
•84% of revenues were generated from clients which we had in the same quarter last year.
•Gross margin decreased 7.9% to $34.8 million, compared to $37.8 million for the same quarter last year.
•Gross margin as a percentage of revenues increased to 29.4%, compared to 29.3% for the same quarter last year, despite recording a $1.1M provision, on tax credit receivable, of previous periods.
•Adjusted EBITDA decreased 31.6% to $6.5 million, or 5.4% of revenues, compared to $9.4 million, or 7.3% of revenues, for the same quarter last year.
•Net loss was $9.2 million, or $0.10 per share, compared to a net loss of $0.4 million, or $0.00 on a per share basis, for the same quarter last year.
•Adjusted Net Loss amounted to $0.2 million representing an increase of $3.6 million, from $3.4 million of Adjusted Net Earnings for the same quarter last year. This translated into Adjusted Net Loss per Share of $0.00, compared to $0.04, of Adjusted Net Earnings per Share for the same quarter last year.
•Net cash used in operating activities was $17.3 million, representing an increase of $16.7 million, from $0.7 million of cash used in operating activities for the same quarter last year.
•Q2 Bookings(1) reached $109.7 million, which translated into a Book-to-Bill Ratio(1) of 0.93 for the quarter. The Book-to-Bill Ratio is 1.08 when revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 are excluded.
•Backlog(1) represented approximately 16 months of trailing twelve-month revenues as at September 30, 2023.
•Signed 36 new clients.

1 This is an other financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition of this other financial measure.

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7. Results of Operations

	For the three months ended September 30,		For the six months ended September 30,
(in $ thousands, except for per share data)	2023	2022	2023	2022
	$	$	$	$
Revenues	118,492	128,933	250,087	255,697
Cost of revenues	83,701	91,173	177,203	183,873
Gross margin	34,791	37,760	72,884	71,824

Operating expenses
Selling, general and administrative expenses	29,930	30,421	62,429	59,348
Business acquisition, integration and reorganization costs	2,663	2,741	3,768	4,623
Depreciation	1,498	1,602	3,166	3,181
Amortization of intangibles	6,177	6,708	13,001	11,407
Foreign exchange loss (gain)	112	64	(16)	(100)
	40,380	41,536	82,348	78,459
Operating loss	(5,589)	(3,776)	(9,464)	(6,635)
Net financial expenses	3,073	2,301	6,293	4,094
Loss before income taxes	(8,662)	(6,077)	(15,757)	(10,729)
Income tax expense (recovery)
Current	86	164	287	48
Deferred	428	(5,806)	377	(6,178)
	514	(5,642)	664	(6,130)
Net loss	(9,176)	(435)	(16,421)	(4,599)
Basic and diluted loss per share	(0.10)	—	(0.17)	(0.05)

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7.1Revenues
The following table reconciles Constant Dollar Revenue(1) to revenues by geographic location:

	For the three months ended September 30,			For the six months ended September 30,
(in $ thousands, except for percentages)	2023	2022	% (2)	2023	2022	%

Total Alithya revenue as reported	118,492	128,933	(8.1)%	250,087	255,697	(2.2)%
Variation prior to foreign currency impact	(9.4)%			(4.0)%
Foreign currency impact	1.3%			1.8%
Variation over previous period	(8.1)%			(2.2)%
Canada
Constant dollar revenue	67,959	75,122	(9.5)%	144,946	153,679	(5.7)%
Foreign currency impact	—			—
Canada revenue as reported	67,959	75,122	(9.5)%	144,946	153,679	(5.7)%
U.S.
Constant dollar revenue	44,481	48,590	(8.5)%	91,300	92,855	(1.7)%
Foreign currency impact	1,264			3,689
U.S. revenue as reported	45,745	48,590	(5.9)%	94,989	92,855	2.3%
International
Constant dollar revenue	4,312	5,221	(17.4)%	9,286	9,163	1.3%
Foreign currency impact	476			866
International revenue as reported	4,788	5,221	(8.3)%	10,152	9,163	10.8%

1 Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
2 Constant Dollar Growth, which is a Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
Revenues amounted to $118.5 million for the three months ended September 30, 2023, representing a decrease of $10.4 million, or 8.1%, from $128.9 million for the three months ended September 30, 2022.
Revenues in Canada decreased by $7.1 million, or 9.5%, to $68.0 million for the three months ended September 30, 2023, from $75.1 million for the three months ended September 30, 2022. The decrease in revenues was principally due to a reduction in information technology investments in the banking sector and one less billable day than in the same quarter last year, partially offset by increases in other areas of the business.
U.S. revenues decreased by $2.9 million, or 5.9%, to $45.7 million for the three months ended September 30, 2023, from $48.6 million for the three months ended September 30, 2022, due primarily to weaker conditions in certain areas of the information technology services sector, notably in digital skilling and change enablement services, some slower project starts and one less billable day than in the same quarter last year. The decreased revenues were partially offset by a favorable US$ exchange rate impact of $1.3 million between the two periods.
International revenues decreased by $0.4 million, or 8.3%, to $4.8 million for the three months ended September 30, 2023, from $5.2 million for the three months ended September 30, 2022, mainly due to reduced

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activities in Australia, partially offset by a favorable foreign exchange rate impact of $0.5 million between the two periods.
Revenues amounted to $250.1 million for the six months ended September 30, 2023, representing a decrease of $5.6 million, or 2.2%, from $255.7 million for the six months ended September 30, 2022.
Revenues in Canada decreased by $8.8 million, or 5.7%, to $144.9 million for the six months ended September 30, 2023, from $153.7 million for the six months ended September 30, 2022. The decrease in revenues was principally due to a reduction in information technology investments in the banking sector partially offset by increases in other areas of the business.
U.S. revenues increased by $2.1 million, or 2.3%, to $95.0 million for the six months ended September 30, 2023, from $92.9 million for the six months ended September 30, 2022. The increase is mainly due to increased revenues of $5.7 million from the acquisition of Datum Consulting, LLC and its international affiliates ("Datum") U.S. business on July 1, 2022, partially offset by weaker conditions in certain areas of the information technology services sector, notably in digital skilling and change enablement services, and some slower project starts. The increased revenues include a favorable US$ exchange rate impact of $3.7 million between the two periods.
International revenues increased by $1.0 million, or 28.9%, to $10.2 million for the six months ended September 30, 2023, from $9.2 million for the six months ended September 30, 2022, driven predominantly by a favorable foreign exchange rate impact of $0.9 million between the two periods.
7.2Gross Margin
Gross margin decreased by $3.0 million, or 7.9%, to $34.8 million for the three months ended September 30, 2023, from $37.8 million for the three months ended September 30, 2022. Gross margin as a percentage of revenues increased to 29.4% for the three months ended September 30, 2023, from 29.3% for the three months ended September 30, 2022. During the three months ended September 30, 2023, a $1.1 million provision, on tax credits receivable of previous periods, with a notable portion related to the activities of a previously acquired business, was recorded due to recoverability uncertainty. Excluding this provision relating to previous periods, gross margin as a percentage of revenues would have increased by 0.9% compared to the same quarter last year to 30.3%. On a sequential basis, gross margin as a percentage of revenues increased, compared to 28.9% for the first quarter of this year, despite a sequential decrease in revenues naturally putting pressure on gross margin performance.
In Canada, gross margin as a percentage of revenues increased, compared to the same quarter last year, mainly due to higher margin offerings and a proportionally larger decrease in the number of subcontractors compared to permanent employees, partially offset by the aforementioned $1.1 million provision on tax credits receivable related to previous periods. Gross margin as a percentage of revenues also increased on a sequential basis.
In the U.S., gross margin as a percentage of revenues remained steady, compared to the same quarter last year, as a result of a positive margin impact from Datum's U.S. business and higher margin offerings.
International gross margin as a percentage of revenues decreased compared to the same quarter last year, as certain projects have slower starts and the negative impact of the foreign exchange between the two periods.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2023	| 15

Gross margin increased by $1.1 million, or 1.5%, to $72.9 million for the six months ended September 30, 2023, from $71.8 million for the six months ended September 30, 2022. Gross margin as a percentage of revenues increased to 29.1% for the six months ended September 30, 2023, from 28.1% for the six months ended September 30, 2022, despite annual salary increases which came into effect in the first quarter of this year and the $1.1 million provision on tax credits receivable related to previous periods recorded in the current quarter of this year.
In Canada, gross margin as a percentage of revenues increased for the six months ended September 30, 2023, compared to the same period last year, mainly due to higher margin offerings and a larger decrease in the number of subcontractors compared permanent employees, partially offset by a $1.1 million provision on tax credits receivable related to previous periods.
In the U.S., gross margin as a percentage of revenues increased for the six months ended September 30, 2023, compared to the same period last year due to a positive margin impact from the acquisition of Datum's U.S. business, higher margin offerings and improved project performance.
International gross margin as a percentage of revenues decreased for the six months ended September 30, 2023, compared to the same period last year due to the changes in project mix and the negative impact of the foreign exchange between the two periods.
7.3Operating Expenses
7.3.1Selling, General and Administrative Expenses
Selling, general and administrative expenses include salary, wages and other benefits for selling and administrative employees, occupancy costs, information technology and communications costs, share-based compensation, professional fees, public listing and investor fees, and other administrative expenses.
Selling, general and administrative expenses totaled $29.9 million for the three months ended September 30, 2023, representing a decrease of $0.5 million, or 1.6%, from $30.4 million for the three months ended September 30, 2022, driven mostly by a $1.3 million decrease in variable compensation, a $0.5 million decrease in non-cash share-based compensation, and $0.3 million decrease in recruiting fees, partially offset by a $0.5 million increase in professional fees, $0.5 million increase in business development costs, $0.3 million increase in travel expenses, and $0.4 million increase related to specific discretionary internal projects. On a sequential basis, selling, general and administrative expenses decreased by $2.6 million compared to $32.5 million, for the first quarter, driven mainly by the impairment of property and equipment and right-of-use-assets recorded in the first quarter and reduction in employee compensation costs and other expense categories.
In Canada, expenses decreased by $1.6 million, or 9.6%, to $15.5 million for the three months ended September 30, 2023, from $17.1 million for the three months ended September 30, 2022, due primarily to a decreases of $1.3 million in employee compensation costs, decrease of $0.6 million in non-cash share-based compensation, $0.3 million related to occupancy costs, $0.2 million in recruiting fees, and $0.1 million in employee training costs. These decreases were partially offset by increases of $0.5 million in professional fees, $0.2 million in information technology and communications costs and $0.2 million related to business development costs.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2023	| 16

U.S. expenses increased by $0.7 million, or 5.7%, to $13.2 million for the three months ended September 30, 2023, from $12.5 million for the three months ended September 30, 2022. The increase was due primarily to increased expenses of $0.3 million in business development costs, $0.3 million in travel costs, $0.2 million in information technology and communications costs, and $0.1 million in non-cash share-based compensation, partially offset by a $0.2 million decrease in employee compensation costs. The increased expenses include an unfavorable US$ exchange rate impact of $0.4 million.
International expenses increased by $0.5 million, or 53.4%, to $1.3 million for the three months ended September 30, 2023, from $0.8 million for the three months ended September 30, 2022, mainly related to $0.3 million increase in employee compensation costs and $0.2 million increases in other expense categories.
Selling, general and administrative expenses totaled $62.4 million for the six months ended September 30, 2023, an increase of $3.1 million, or 5.2%, from $59.3 million for the six months ended September 30, 2022. As a percentage of consolidated revenues, total selling, general and administrative expenses amounted to 25.0% for the six months ended September 30, 2023, compared to 23.2% for the same period last year, driven mostly by a $1.4 million impairment of property and equipment and right-of-use assets, a $1.0 million in expenses from Datum acquired on July 1, 2022, and a $0.5 million increase in non-cash share based compensation, partially offset by reductions in other expense categories.
Expenses in Canada increased by $0.4 million, or 1.2%, to $34.0 million for the six months ended September 30, 2023, from $33.6 million for the six months ended September 30, 2022. This increase was due primarily to increases of $1.4 million due to impairment of property and equipment and right-of-use assets, $0.5 million in information technology, and communications costs, $0.4 million in non-cash share-based compensation, mainly from grants on business acquisitions and PSUs, $0.3 million in professional fees, and $0.2 million in business development costs. These expenses were partially offset by decreases of $1.1 million in employee compensation costs, $0.6 million in recruiting fees, $0.5 million in occupancy costs, and $0.2 million in employee training costs.
U.S. expenses increased by $1.9 million, or 7.6%, to $25.9 million for the six months ended September 30, 2023, from $24.0 million for the six months ended September 30, 2022. The increase was primarily due to increases of $0.6 million in occupancy costs, $0.5 million in information technology and communication costs, $0.5 million in business development costs, an increase of $0.4 million in travel costs, and $0.4 million from the Datum U.S. business, acquired on July 1, 2022, partially offset by a $0.4 million decrease in recruiting fees and $0.3 million in employee compensation costs. The increased expenses include an unfavorable US$ exchange rate impact of $1.0 million.
International expenses increased by $0.8 million, or 50.3%, to $2.5 million for the six months ended September 30, 2023, from $1.7 million for the six months ended September 30, 2022. This increase was primarily due to $0.6 million increase in employee compensation costs, which includes $0.3 million from Datum's international business, and $0.2 million increases in other expense categories from Datum's international business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2023	| 17

7.3.2Share-Based Compensation
Share-based compensation is included in cost of revenues and selling, general and administrative expenses and is detailed in the table below:

	For the three months ended September 30,		For the six months ended September 30,
(in $ thousands)	2023	2022	2023	2022
	$	$	$	$
Stock options	151	260	336	486
Share purchase plan – employer contribution	350	363	707	694
Share-based compensation granted on business acquisitions	402	1,105	1,287	1,242
DSUs	135	138	319	273
RSUs	111	—	126	—
PSUs	446	235	898	467
	1,595	2,101	3,673	3,162

Share-based compensation amounted to $1.6 million for the three months ended September 30, 2023, representing a decrease of $0.5 million, from $2.1 million for the three months ended September 30, 2022. The decrease in share-based compensation was driven primarily by decreased expenses related to share-based compensation granted on business acquisitions and stock options, partially offset by increased expenses related to RSUs and PSUs.
Share-based compensation amounted to $3.7 million for the six months ended September 30, 2023, representing an increase of $0.5 million, from $3.2 million for the six months ended September 30, 2022. The increase in share-based compensation was driven primarily by increased expenses related to RSUs and PSUs.
7.3.3Business Acquisition, Integration and Reorganization Costs
Business acquisition, integration and reorganization costs amounted to $2.7 million for the three months ended September 30, 2023, and remained unchanged from $2.7 million for the three months ended September 30, 2022. For the three months ended September 30, 2023, integration costs increased $0.6 million compared to the three months ended September 30, 2022, mainly due to retention compensation related to a previous business acquisition. Reorganization costs decreased $0.3 million, driven by severance payments due to workforce reduction in response to current economic environment, compared to the same quarter last year where reorganization costs were entirely related to modifications to cost structure consisting of employee termination and benefits costs. Acquisition costs, consisting mainly of professional fees incurred in relation to business acquisitions, decreased $0.1 million compared to the same quarter to last year. Employee compensation on business acquisition, consisting of deferred cash consideration from the acquisition of Datum, decreased $0.2 million compared to the same quarter last year.
Business acquisition, integration and reorganization costs amounted to $3.8 million for the six months ended September 30, 2023, representing a decrease of $0.8 million, from $4.6 million from the six months ended September 30, 2022. For the six months ended September 30, 2023, integration costs increased by $0.8 million compared to the six months ended September 30, 2022, mainly due to retention compensation related to a previous business acquisition. This increase was offset by a $1.2 million decrease in acquisition costs, a $0.3

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2023	| 18

million decrease in reorganization costs relating to severance payments during the six months ended September 30, 2023, and a $0.1 million decrease in employee compensation on business acquisition, related to the acquisition of Datum.
7.3.4    Depreciation
Depreciation totaled $1.5 million for the three months ended September 30, 2023, compared to $1.6 million for the three months ended September 30, 2022. These costs consisted primarily of depreciation of Alithya’s property and equipment, which increased by $0.2 million, and right-of-use assets, which decreased by $0.3 million.
Depreciation totaled $3.2 million for the six months ended September 30, 2023 and 2022. These costs consisted primarily of depreciation of Alithya’s property and equipment, which increased by $0.5 million, and right-of-use assets, which decreased by $0.5 million.
7.3.5Amortization of Intangibles
Amortization of intangibles totaled $6.2 million for the three months ended September 30, 2023, compared to $6.7 million for the three months ended September 30, 2022. These costs consisted primarily of amortization of customer relationships recognized on acquisitions, which decreased by $0.4 million, and amortization of software, which decreased by $0.1 million.
Amortization of intangibles totaled $13.0 million for the six months ended September 30, 2023, compared to $11.4 million for the six months ended September 30, 2022. These costs consisted primarily of amortization of customer relationships recognized on acquisitions, which increased by $0.8 million, and amortization of software, which increased by $0.7 million. The increase resulted primarily from the amortization of intangibles recognized on the acquisition of Datum.
7.3.6Foreign Exchange Loss (Gain)
Foreign exchange loss amounted to $0.1 million for the three months ended September 30, 2023 and 2022.
Foreign exchange gain amounted to $0.1 million for the six months ended September 30, 2023 and 2022.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2023	| 19

7.4Other Income and Expenses
7.4.1Net Financial Expenses
Net financial expenses are summarized in the table below:

	For the three months ended September 30,		For the six months ended September 30,
(in $ thousands)	2023	2022	2023	2022
	$	$	$	$
Interest on long-term debt	2,741	1,651	5,762	2,886
Interest on lease liabilities	186	210	375	427
Amortization of finance costs	99	88	197	171
Interest accretion on balances of purchase price payable	84	256	211	404
Financing fees	40	159	92	288
Interest income	(77)	(63)	(344)	(82)
	3,073	2,301	6,293	4,094

Net financial expenses amounted to $3.1 million for the three months ended September 30, 2023, representing an increase of $0.8 million, or 33.6%, from $2.3 million for the three months ended September 30, 2022, driven mainly by increased variable interest rates, which accounted for the increase in interest on long-term debt, partially offset by decreased interest accretion on balances of purchase payable and decreased financing fees.
Net financial expenses amounted to $6.3 million for the six months ended September 30, 2023, representing an increase of $2.2 million, or 53.8%, from $4.1 million for the six months ended September 30, 2022, driven mainly by increased variable interest rates, which accounted for the increase in interest on long-term debt, partially offset by interest income earned in the first quarter of this year on a special one-time commercial agreement, decreased interest accretion on balances of purchase payable, and decreased financing fees.
7.4.2Income Taxes
Income tax expense was $0.5 million for the three months ended September 30, 2023, representing an increase of $6.1 million, from a recovery of $5.6 million for the three months ended September 30, 2022, due primarily to a decrease in deferred tax recovery resulting from a deferred tax asset in the amount of $6.0 million that was probable of being realized as a result of the deferred tax liability pursuant to the acquisition of Datum in the same quarter last year, partially offset by a decrease in current tax expense, as a result of increased taxable income in certain jurisdictions. Certain entities of the Group, with a history of losses, do not recognize deferred tax assets related to their loss in the period.
Income tax expense was $0.7 million for the six months ended September 30, 2023, representing an increase of $6.8 million, from a recovery of $6.1 million for the six months ended September 30, 2022, due primarily to a decrease in deferred tax recovery, partially offset by an increase in current tax expense, as a result of increased taxable income in certain jurisdictions. Certain entities of the Group, with a history of losses, do not recognize deferred tax assets related to their loss in the period.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2023	| 20

7.5Net Loss and Loss per Share
Net loss for the three months ended September 30, 2023 was $9.2 million representing an increase of $8.8 million, from $0.4 million for the three months ended September 30, 2022. The increased loss was driven by decreased gross margin, which was impacted by a $1.1 million provision, on tax credits receivable of previous periods, with a notable portion related to the activities of a previously acquired business, increased net financial expenses, and decreased income tax recovery due primarily to a deferred tax asset recognized pursuant to the Datum Acquisition in the same quarter last year, as discussed above, partially offset by decreased selling, general and administrative expenses, decreased business acquisition, integration and reorganization costs, and decreased depreciation and amortization in the three months ended September 30, 2023, compared to the three months ended September 30, 2022. On a per share basis, this translated into a basic and diluted net loss per share of $0.10 for the three months ended September 30, 2023, compared to a net loss of $0.00 on a per share basis for the three months ended September 30, 2022.
Net loss for the six months ended September 30, 2023 was $16.4 million representing an increase of $11.8 million, from $4.6 million for the six months ended September 30, 2022. The increased loss was driven primarily by increased selling, general and administrative expenses, including an impairment charge of $1.4 million on property and equipment and right-of-use assets in the first quarter of this year, increased amortization of intangibles, increased net financial expenses, and decreased income tax recovery, partially offset by increased gross margin and decreased business acquisition, integration and reorganization costs in the six months ended September 30, 2023, compared to the six months ended September 30, 2022. On a per share basis, this translated into a basic and diluted net loss per share of $0.17 for the six months ended September 30, 2023, compared to a net loss of $0.05 per share for the six months ended September 30, 2022.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2023	| 21

7.6Adjusted Net (Loss) Earnings and Adjusted Net (Loss) Earnings per Share
The following table reconciles net loss to Adjusted Net (Loss) Earnings:

	For the three months ended September 30,		For the six months ended September 30,
(in $ thousands)	2023	2022	2023	2022
	$	$	$	$
Net loss	(9,176)	(435)	(16,421)	(4,599)
Business acquisition, integration and reorganization costs	2,663	2,741	3,768	4,623
Amortization of intangibles	6,177	6,708	13,001	11,407
Share-based compensation	1,595	2,101	3,673	3,162
Impairment of property and equipment and right-of-use assets	—	—	1,383	—
Income tax related to deferred tax asset recognized on purchase price allocation	—	(6,026)	—	(6,026)
Effect of income tax related to above items	(1,492)	(1,696)	(2,979)	(2,455)
Adjusted Net (Loss) Earnings (1)(2)	(233)	3,393	2,425	6,112
Basic and diluted loss per share	(0.10)	0.00	(0.17)	(0.05)
Adjusted Net (Loss) Earnings per Share (1)(2)	0.00	0.04	0.03	0.07

1 Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
2 Figures for the six months ended September 30, 2023, reflect adjustments, related to the three months ended June 30, 2023, for certain changes to the calculations and assumptions.
Adjusted Net Loss amounted to $0.2 million for the three months ended September 30, 2023 representing an increase of $3.6 million, from $3.4 million of Adjusted Net Earnings for the three months ended September 30, 2022. As explained above, decreased income tax recovery, decreased gross margin, including a $1.1 million provision, on tax credits receivable of previous periods, with a notable portion related to the activities of a previously acquired business, and increased net financial expenses, were partially offset by decreased selling, general and administrative expenses and decreased depreciation of property and equipment and right-of-use assets. This translated into Adjusted Net Loss per Share of $0.00 for the three months ended September 30, 2023, compared to $0.04 of Adjusted Net Earnings per Share for the three months ended September 30, 2022.
Adjusted Net Earnings amounted to $2.4 million for the six months ended September 30, 2023 representing a decrease of $3.7 million, or 60.3%, from $6.1 million for the six months ended September 30, 2022. As explained above, increased selling, general and administrative expenses, including an impairment charge of $1.4 million on property and equipment and right-of-use assets in the first quarter of this year, increased net financial expenses, and decreased income tax recovery were partially offset by increased gross margin. This translated into Adjusted Net Earnings per Share of $0.03 for the six months ended September 30, 2023, compared to $0.07 for the six months ended September 30, 2022.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2023	| 22

7.7Segment Reporting
Operating income by segment refers to operating income before head office general and administrative expenses and business acquisition, integration and reorganization costs, which are not considered when assessing the underlying financial performance of the reportable segments. Head office general and administrative expenses are expenses and salaries related to centralized functions, such as global finance, legal, human resources and technology teams, which are not allocated to segments. This measure also excludes the effects of depreciation, amortization and foreign exchange loss (gain).
The following tables present the Company's operations based on reportable segments:

	For the three months ended September 30, 2023
(in $ thousands)	Canada	U.S.	International	Total
	$	$	$	$
Revenues	67,959	45,745	4,788	118,492
Operating income by segment	8,071	5,664	262	13,997
Head office general and administrative expenses				9,136
Business acquisition, integration and reorganization costs				2,663
Foreign exchange loss (gain)				112
Operating income before depreciation and amortization				2,086
Depreciation and amortization				7,675
Operating loss				(5,589)

	For the three months ended September 30, 2022
(in $ thousands)	Canada	U.S.	International	Total
	$	$	$	$
Revenues	75,122	48,590	5,221	128,933
Operating income by segment	8,268	6,939	1,078	16,285
Head office general and administrative expenses				8,946
Business acquisition, integration and reorganization costs				2,741
Foreign exchange loss (gain)				64
Operating income before depreciation and amortization				4,534
Depreciation and amortization				8,310
Operating loss				(3,776)

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2023	| 23

	For the six months ended September 30, 2023
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	144,946	94,989	10,152	250,087
Operating income by segment	16,041	14,104	974	31,119
Head office general and administrative expenses				20,664
Business acquisition, integration and reorganization costs				3,768
Foreign exchange loss (gain)				(16)
Operating income before depreciation and amortization				6,703
Depreciation and amortization				16,167
Operating loss				(9,464)

	For the six months ended September 30, 2022
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	153,679	92,855	9,163	255,697
Operating income by segment	15,425	12,458	1,448	29,331
Head office general and administrative expenses				16,855
Business acquisition, integration and reorganization costs				4,623
Foreign exchange loss (gain)				(100)
Operating income before depreciation and amortization				7,953
Depreciation and amortization				14,588
Operating loss				(6,635)

For a discussion of revenue variances by segment, refer to section 7.1 titled “Revenues”.
Operating income for the Canada segment decreased by $0.2 million, or 2.4%, to $8.1 million for the three months ended September 30, 2023, from $8.3 million for the three months ended September 30, 2022, due to decreased revenues and gross margin, partially offset by decreased selling, general and administrative expenses.
Operating income for the U.S. segment decreased by $1.2 million, or 18.4%, to $5.7 million for the three months ended September 30, 2023, from $6.9 million for the three months ended September 30, 2022, due to decreased revenues and gross margin, and increased selling, general and administrative expenses.
Operating income for the international segment decreased by $0.8 million, or 75.7%, to $0.3 million for the three months ended September 30, 2023, from $1.1 million for the three months ended September 30, 2022, due to decreased revenues and gross margin, and increased selling, general and administrative expenses.
Operating income for the Canada segment increased by $0.6 million, or 4.0%, to $16.0 million for the six months ended September 30, 2023, from $15.4 million for the six months ended September 30, 2022, due to decreased selling, general and administrative expenses, partially offset by decreased sales and gross margin.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2023	| 24

Operating income for the U.S. segment increased by $1.6 million, or 13.2%, to $14.1 million for the six months ended September 30, 2023, from $12.5 million for the six months ended September 30, 2022, due to increased revenues and gross margin, partially offset by increased selling, general and administrative expenses, all stemming primarily from an additional three months of contribution from the acquisition of Datum's U.S. business, as described above.
Operating income for the international segment decreased by $0.4 million, or 32.7%, to $1.0 million for the six months ended September 30, 2023, from $1.4 million for the six months ended September 30, 2022, due to decreased gross margin and increased selling, general and administrative expenses, partially offset by increased revenues.
7.8EBITDA and Adjusted EBITDA
The following table reconciles net loss to EBITDA and Adjusted EBITDA:

	For the three months ended September 30,		For the six months ended September 30,
(in $ thousands)	2023	2022	2023	2022
	$	$	$	$
Revenues	118,492	128,933	250,087	255,697
Net loss	(9,176)	(435)	(16,421)	(4,599)
Net financial expenses	3,073	2,301	6,293	4,094
Income tax expense (recovery)	514	(5,642)	664	(6,130)
Depreciation	1,498	1,602	3,166	3,181
Amortization of intangibles	6,177	6,708	13,001	11,407
EBITDA (1)	2,086	4,534	6,703	7,953
EBITDA Margin (1)	1.8%	3.5%	2.7%	3.1%
Adjusted for:
Foreign exchange loss (gain)	112	64	(16)	(100)
Share-based compensation	1,595	2,101	3,673	3,162
Business acquisition, integration and reorganization costs	2,663	2,741	3,768	4,623
Impairment of property and equipment and right-of-use assets	—	—	1,383	—
Adjusted EBITDA (1)	6,456	9,440	15,511	15,638
Adjusted EBITDA Margin (1)	5.4%	7.3%	6.2%	6.1%

1 Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
EBITDA amounted to $2.1 million for the three months ended September 30, 2023, representing a decrease of $2.4 million, or 54.0%, from $4.5 million for the three months ended September 30, 2022. EBITDA Margin was equal to 1.8% for the three months ended September 30, 2023, compared to 3.5% for the three months ended September 30, 2022.
Adjusted EBITDA amounted to $6.5 million for the three months ended September 30, 2023, representing a decrease of $2.9 million, or 31.6%, from $9.4 million for the three months ended September 30, 2022. As explained above, decreased revenues and gross margin, including a $1.1 million provision on tax credits

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2023	| 25

receivable related to previous periods, partially offset by decreased selling, general and administrative expenses. Adjusted EBITDA Margin was 5.4% for the three months ended September 30, 2023, compared to 7.3% for the three months ended September 30, 2022.
EBITDA amounted to $6.7 million for the six months ended September 30, 2023, representing a decrease of $1.3 million, from $8.0 million for the six months ended September 30, 2022. EBITDA Margin was equal to 2.7% for the six months ended September 30, 2023, compared to 3.1% for the six months ended September 30, 2022.
Adjusted EBITDA amounted to $15.5 million for the six months ended September 30, 2023, representing a decrease of $0.1 million, from $15.6 million for the six months ended September 30, 2022. As explained above, increased selling, general and administrative expenses, partially offset by increased gross margin and an additional three months of contribution from the acquisition of Datum. Adjusted EBITDA Margin was 6.2% for the six months ended September 30, 2023, compared to 6.1% for the six months ended September 30, 2022.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2023	| 26

8. Bookings and Backlog
Bookings during the three months ended September 30, 2023 were $109.7 million, which translated into a Book-to-Bill Ratio of 0.93 for the quarter. The Book-to-Bill Ratio is 1.08 when revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 are excluded.
For the six months ended September 30, 2023, Bookings were $221.0 million, which translated into a Book-to-Bill Ratio of 0.88. The Book-to-Bill Ratio is 1.03 when revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 are excluded.
Management believes information regarding Bookings can provide useful trend insight to investors regarding changes in the volume of new business over time. However, contracts typically provide termination clauses at the option of the customer. Furthermore, modifications of the scope of work and demand-driven usage may occur. As such, the amount of the contract actually realized could materially differ from the initial Bookings.
As at September 30, 2023, Backlog represented approximately 16 months of trailing twelve-month revenues. The Backlog includes revenue agreements for projects which may extend beyond twelve months.
Management believes that Backlog information can provide useful trend insight to investors regarding changes in management’s best estimate of future revenue stemming from signed revenue agreements. However, contracts typically provide termination clauses at the option of the customer. Furthermore, modifications of the scope of work and demand-driven usage may occur. There can be no assurance that subsequent cancellations or scope adjustments will not occur, that the Backlog will ultimately result in earnings, or when the related revenues and earnings from such Backlog will be recognized. As such, the amount of the contract actually realized could materially differ from the amount included in Backlog at a given date.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2023	| 27

9. Liquidity and Capital Resources
9.1Consolidated Statements of Cash Flows
Alithya’s ongoing operations and growth are financed through a combination of operating cash flows, borrowings under its existing credit facility, secured loans, a subordinated unsecured loan, and the issuance of equity. Alithya seeks to maintain an optimal level of liquidity through the active management of its assets and liabilities, as well as its cash flows. The following table summarizes Alithya’s cash flow activities for the three and six months ended September 30, 2023 and 2022:

	For the three months ended September 30,		For the six months ended September 30,
(in $ thousands)	2023	2022	2023	2022
	$	$	$	$
Net cash used in operating activities	(17,280)	(650)	(9,683)	(10,449)
Net cash used in investing activities	(71)	(16,139)	(307)	(14,802)
Net cash (used in) from financing activities	(1,889)	1,749	(4,406)	32,634
Effect of exchange rate changes on cash	187	614	(101)	874
Net change in cash	(19,053)	(14,426)	(14,497)	8,257
Cash, beginning of period	27,139	40,338	22,583	17,655
Cash, end of period	8,086	25,912	8,086	25,912

9.2Cash Flows - Operating Activities
For the three months ended September 30, 2023, net cash used in operating activities was $17.3 million, representing an increase of $16.7 million, from $0.7 million of cash used in operating activities for the three months ended September 30, 2022. The cash flows for the three months ended September 30, 2023 resulted primarily from the net loss of $9.2 million, plus $12.8 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization, net financial expenses, share-based compensation, deferred taxes and unrealized foreign exchange loss, partially offset by $20.9 million in unfavorable changes in non-cash working capital items. In comparison, the cash flows for the three months ended September 30, 2022 resulted primarily from the net loss of $0.4 million, plus $6.1 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization, net financial expenses, and share-based compensation, partially offset by deferred taxes and unrealized foreign exchange gain, and $6.3 million in unfavorable changes in non-cash working capital items.
Unfavorable changes in non-cash working capital items of $20.9 million during the three months ended September 30, 2023 consisted primarily of a $12.2 million decrease in accounts payable and accrued liabilities, $6.2 million increase in accounts receivable and other receivables, a $3.1 million increase in unbilled revenues, a $1.0 million increase in tax credits receivable, and a $0.6 million increase in other assets, partially offset by a $1.5 million decrease in prepaids and a $0.6 million increase in deferred revenues. The accounts payable and accrued liabilities decrease consisted primarily of decreases in employee compensation, subcontractor cost and vacation accruals, related to timing of the quarter-end relative to the last pay cycle of the quarter, and a reduced headcount. The accounts receivable and other receivables increase consisted primarily of an increase in DSO, largely timing related. For the three months ended September 30, 2022, unfavorable changes in non-cash working capital items of $6.3 million consisted primarily of a $5.7 million decrease in accounts payable and

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2023	| 28

accrued liabilities, a $1.5 million increase in tax credits receivable, and a $0.4 million increase in unbilled revenues, partially offset by a $0.6 million decrease in accounts receivable and other receivables and a $0.6 million decrease in prepaids.
For the six months ended September 30, 2023, net cash used in operating activities was $9.7 million, representing a decrease of $0.8 million, from $10.4 million of cash used in operating activities for the six months ended September 30, 2022. The cash used in the six months ended September 30, 2023 resulted primarily from the net loss of $16.4 million, plus $26.9 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization, net financial expenses, share-based compensation, impairment of property and equipment and right-of-use assets and deferred taxes and unrealized foreign exchange loss partially offset by the cash settlement of RSUs, and $20.2 million in unfavorable changes in non-cash working capital items. In comparison, the cash flows for the six months ended September 30, 2022 resulted primarily from the net loss of $4.6 million, plus $14.3 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization, net financial expenses, and share-based compensation, partially offset by unrealized foreign exchange gain and deferred taxes, and $20.2 million in unfavorable changes in non-cash working capital items.
Unfavorable changes in non-cash working capital items of $20.2 million during the six months ended September 30, 2023 consisted primarily of a $17.8 million decrease in accounts payable and accrued liabilities, a $3.4 million increase in tax credits receivable, a $0.7 million decrease in deferred revenues, and a $0.5 million increase in other assets, partially offset by a $1.1 million decrease in unbilled revenues, $0.5 million decrease in accounts receivable and other receivables, and $0.5 million decrease in prepaids. For the six months ended September 30, 2022, unfavorable changes in non-cash working capital items of $20.2 million consisted primarily of a $12.5 million increase in unbilled revenues, a $10.5 million decrease in accounts payable, a $4.2 million increase in taxes credits receivable, and a $1.2 million decrease in deferred revenues, partially offset by a $8.0 million decrease in accounts receivable and other receivables and accrued liabilities and a $0.2 million decrease in prepaids.
9.3Cash Flows - Investing Activities
For the three months ended September 30, 2023, net cash used in investing activities was $0.1 million, representing a decrease of $16.0 million, from $16.1 million of cash used for the three months ended September 30, 2022. The cash used in the three months ended September 30, 2023 resulted from purchases of property and equipment as part of the ordinary course of business. In comparison, the cash flows used for the three months ended September 30, 2022 resulted from the acquisition of Datum and purchases of property and equipment as part of the ordinary course of business.
For the six months ended September 30, 2023, net cash used in investing activities was $0.3 million, representing a decrease of $14.5 million, from $14.8 million of cash used for the six months ended September 30, 2022. The cash flows for the six months ended September 30, 2023 resulted from purchases of property and equipment and intangibles as part of the ordinary course of business. In comparison, the cash used in the six months ended September 30, 2022 resulted from the acquisition of Datum and purchases of property and equipment and intangibles as part of the ordinary course of business, partially offset by a decrease in restricted cash.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2023	| 29

9.4     Cash Flows - Financing Activities
For the three months ended September 30, 2023, net cash used in financing activities was $1.9 million, representing an increase of $3.6 million, from $1.7 million of cash generated for the three months ended September 30, 2022. The cash flows for the three months ended September 30, 2023 resulted primarily from $37.4 million in long-term debt repayments, $2.9 million in net financial expenses paid, $1.0 million in repayments of lease liabilities, and $0.2 million in shares purchased for cancellation, partially offset by $39.6 million in proceeds from long-term debt, net of related transaction costs, as described in section 9.6. In comparison, the cash flows for the three months ended September 30, 2022 resulted primarily from $7.1 million in proceeds from long-term debt, net of related transaction costs, partially offset by $2.2 million in long-term debt repayments, $2.0 million in net financial expenses paid, $0.9 million in repayments of lease liabilities, and $0.3 million in shares purchased for cancellation.
For the six months ended September 30, 2023, net cash used in financing activities was $4.4 million, representing an increase of $37.0 million, from $32.6 million of cash generated for the six months ended September 30, 2022. The cash flows for the six months ended September 30, 2023 resulted primarily from $70.4 million in proceeds from long-term debt, net of related transaction costs, as described in section 9.6, partially offset by $66.6 million in long-term debt repayments, $5.9 million in net financial expenses paid, $2.0 million in repayments of lease liabilities, and $0.3 million in shares purchased for cancellation. In comparison, the cash flows for the six months ended September 30, 2022 resulted primarily from $47.7 million in proceeds from long-term debt, net of related transaction costs, as described in section 9.6, partially offset by $8.9 million in long-term debt repayments, $3.5 million in net financial expenses paid, $1.8 million in repayments of lease liabilities, and $0.8 million in shares purchased for cancellation.
9.5Capital Resources
Alithya’s capital consists of cash, long-term debt and total equity. Alithya’s main objectives when managing capital are to provide a strong capital base in order to maintain shareholders’, creditors’ and other stakeholders’ confidence and to sustain future growth and development of the business, to maintain a flexible capital structure that optimizes the cost of capital at an acceptable risk level and preserves the ability to meet its financial obligations, to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, and to provide returns on investment to shareholders.
In managing its capital structure, Alithya monitors performance throughout the year to ensure anticipated working capital requirements and maintenance capital expenditures are funded from operations, available cash and, where applicable, bank borrowings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2023	| 30

9.6    Long-Term Debt and Net Debt
The following table summarizes the Company’s long-term debt:

As at	September 30,	March 31,
(in $ thousands)	2023	2023
	$	$
Senior secured revolving credit facility (the "Credit Facility") (a)	86,781	82,512
Secured loans (b)	17,256	13,192
Subordinated unsecured loans (c)	20,000	20,000
Balance of purchase price payable with a nominal value of $8,463,000 (US$6,230,000) (March 31, 2023 - $12,695,000 (US$9,345,000)), non-interest bearing (4.4% effective interest rate), payable in annual installments of $4,232,000 (US$3,115,000), maturing on July 1, 2025	8,026	11,993
Unamortized transaction costs (net of accumulated amortization of $1,381,000 and $1,184,000)	(309)	(507)
	131,754	127,190
Current portion of long-term debt	99,449	12,808
	32,305	114,382

(a) The Credit Facility is available to a maximum amount of $125,000,000 which can be increased under an accordion provision to $140,000,000, under certain conditions, and can be drawn in Canadian and the equivalent amount in U.S. dollars.
The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.25% to 1.00%, or bankers’ acceptances or SOFR rates, plus an applicable margin ranging from 1.50% to 2.25%, as applicable for Canadian and U.S. advances, respectively. The applicable margin is determined based on threshold limits for certain financial ratios. As security for the Credit Facility, Alithya provided a first ranking hypothec on the universality of its assets excluding any leased equipment and Investissement Québec’s first ranking lien on tax credits receivable for the financing related to refundable tax credits. Under the terms of the agreement, the Group is required to maintain certain financial covenants which are measured on a quarterly basis.
The Credit Facility matures on April 1, 2024 and is renewable for additional one-year periods at the lender’s discretion. As the maturity date of the Credit Facility is within twelve months after the reporting date, it has been classified under the current portion of long-term debt as a current liability in the statement of financial position.
As at September 30, 2023, the amount outstanding under the Credit Facility includes $83,681,000 (March 31, 2023 - $82,512,000) payable in U.S. dollars (US$61,600,000; March 31, 2023 - US$61,000,000).
The Company has an additional operating credit facility available to a maximum amount of $2,717,000 (US$2,000,000), bearing interest at U.S. prime rate plus 1.00%. This operating credit facility can be terminated by the lender at any time. There was no amount outstanding under this additional operating credit facility as at September 30, 2023.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2023	| 31

(b) The secured loans issued by Investissement Québec to finance the Company’s refundable tax credits have the following terms and conditions:

As at			September 30,	March 31,
(in $ thousands)			2023	2023
			$	$
Year of related Refundable Tax Credit	Repayable on the earlier of the date of receipt of the refundable tax credits receivable and	Bearing interest at
2022	March 31, 2024	Prime rate + 1.00%	8,719	8,719
2023	March 31, 2025	Prime rate + 1.25%	8,537	4,473
			17,256	13,192

The maximum amount that can be financed for the 2022 and 2023 refundable tax credits is the lesser of 90% of the eligible refundable tax credits and $8,776,000 for 2022 and $10,670,000 for 2023. The loans are secured by a first ranking hypothec on the universality of the Group’s financed refundable tax credits receivable and a subordinated ranking hypothec on accounts receivable and other receivables.
(c) The subordinated unsecured loans with Investissement Québec, in the amount of $20,000,000, mature on October 1, 2025. The first $10,000,000 bears fixed interest rates ranging between 6.00% and 7.25% and the additional $10,000,000 bears interest ranging between 7.10% and 8.35%, determined and payable quarterly, based on threshold limits for certain financial ratios. Under the terms of the loans, the Company is required to maintain compliance with certain financial covenants which are measured on a quarterly basis.
(a)(c) The Company was in compliance with all of its financial covenants as at September 30, 2023 and March 31, 2023.
Total long-term debt as at September 30, 2023 increased by $4.6 million, to $131.8 million, from $127.2 million as at March 31, 2023, due primarily to an increase of $4.3 million in drawings under the Credit Facility and an increase of $4.1 million in the secured loans, partially offset by a $4.0 million decrease in the balance of purchase price payable.
As at September 30, 2023, cash amounted to $8.1 million and $86.8 million was drawn under the Credit Facility and classified as current portion of long-term debt, as it matures on April 1, 2024. In comparison, as at March 31, 2023, cash amounted to $22.6 million and $82.5 million was drawn under the Credit Facility and classified as long-term debt. As at September 30, 2023, the Company has an unused capacity of $38.2 million under its Credit Facility of $125.0 million, which expires on April 1, 2024. As at September 30, 2023, the carrying amount of the liabilities of the Company having a maturity of less than one year amount to $200.9 million, some of which bear interest as disclosed in Note 3 of Alithya's interim consolidated financial statements.
The Company’s ability to meet the obligations associated with its financial liabilities that will require settlement in less than one year is contingent on its ability to maintain adequate credit facilities. The Company is currently in the process of evaluating terms and conditions proposed by several lenders, including its current lenders, and is planning to execute a new credit facility or renew its existing Credit Facility, in the normal course of business, in amounts which will be sufficient, and on acceptable terms and conditions, by the end of 2023. If the Company is unable to execute a new credit facility or renew its existing Credit Facility prior to its expiry on April 1, 2024, it will not have sufficient cash flows to realize its assets and discharge its liabilities in the normal course of

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2023	| 32

business. Significant judgment was exercised by the Company in determining its ability to execute a new credit facility or renew its existing Credit Facility prior to the expiry of its existing Credit Facility on April 1, 2024 and in determining that there are no material uncertainties upon the Company’s ability to continue as a going concern. There is no assurance that the Company will be successful in executing a new credit facility or renewing its existing Credit Facility and be able to meet the obligations associated with its financial liabilities that will require settlement in less than one year.
The following table reconciles long-term debt to Net Debt(1):

As at	September 30,	March 31,
(in $ thousands)	2023	2023
	$	$
Current portion of long-term debt	99,449	12,808
Non-current portion of long-term debt	32,305	114,382
Total long-term debt	131,754	127,190
Less:
Cash	8,086	22,583
	8,086	22,583
Net Debt	123,668	104,607

1 Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
During the six months ended September 30, 2023, Alithya's Net Debt increased primarily as a result of the increase in long-term debt, as explained above, and the decrease in cash.
9.7    Contractual Obligations
Alithya is committed under the terms of contractual obligations which have various expiration dates, primarily for the rental of premises and technology licenses and infrastructure. Please refer to section 10.7 of Alithya's MD&A for the year ended March 31, 2023 for an overview of such obligations as at such date. There have been no material changes with respect to contractual obligations since March 31, 2023 outside of Alithya’s ordinary course of business.
9.8Off-Balance Sheet Arrangements
Alithya uses off-balance sheet financing for operating commitments for technology licenses and infrastructure. Please refer to section 10.8 of Alithya's MD&A for the year ended March 31, 2023 and Note 14 of the annual audited consolidated financial statements for the same period for an overview of such arrangements as at such date. There have been no material changes with respect to off-balance sheet arrangements since March 31, 2023 outside of Alithya’s ordinary course of business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2023	| 33

10. Share Capital
In the context of the discussion on share capital, Alithya Group inc. will be referred to as the “Company”. The details of Alithya's share capital are fully described in Note 4 of Alithya's interim consolidated financial statements.
10.1Normal Course Issuer Bid
On September 13, 2023, the Company’s Board of Directors authorized and subsequently the TSX approved the renewal of the Company's normal course issuer bid ("NCIB"). Under the NCIB, the Company is allowed to purchase for cancellation up to 2,411,570 Subordinate Voting Shares, representing 5% of the Company’s public float as of the close of markets on September 7, 2023.
The NCIB commenced on September 20, 2023 and will end on the earlier of September 19, 2024 and the date on which the Company will have acquired the maximum number of Subordinate Voting Shares allowable under the NCIB or will otherwise have decided not to make any further purchases. All purchases of Subordinate Voting Shares are made by means of open market transactions at their market price at the time of acquisition.
Concurrently, the Company entered into an automatic share purchase plan (“ASPP”) with a designated broker in connection with its NCIB. The ASPP allows for the designated broker to purchase for cancellation Subordinate Voting Shares, on behalf of the Company, subject to certain trading parameters established, from time to time, by the Company.
Shareholders may obtain a copy of the notice of NCIB approved by the TSX, free of charge, by contacting the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2023	| 34

11. Eight Quarter Summary

	For the three months ended
(in $ thousands, except for per share data)	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,
	2021	2022	2022	2022	2022	2023	2023	2023
Revenues	109,713	119,974	126,764	128,933	130,780	136,224	131,595	118,492
Cost of revenues	81,456	88,891	92,700	91,173	91,562	95,492	93,502	83,701
Gross margin	28,257	31,083	34,064	37,760	39,218	40,732	38,093	34,791
	25.8%	25.9%	26.9%	29.3%	30.0%	29.9%	28.9%	29.4%
Operating expenses
Selling, general and administrative expenses	25,002	26,204	28,927	30,421	31,196	35,978	32,499	29,930
Business acquisition, integration and reorganization costs	857	6,128	1,882	2,741	1,290	12,166	1,105	2,663
Depreciation	1,400	1,235	1,579	1,602	1,634	1,721	1,668	1,498
Amortization of intangibles	3,438	4,017	4,699	6,708	7,397	8,693	6,824	6,177
Foreign exchange (gain) loss	(27)	(25)	(164)	64	163	96	(128)	112
	30,670	37,559	36,923	41,536	41,680	58,654	41,968	40,380
Operating loss	(2,413)	(6,476)	(2,859)	(3,776)	(2,462)	(17,922)	(3,875)	(5,589)
Net financial expenses	1,203	1,352	1,793	2,301	2,664	2,577	3,220	3,073
Loss before income taxes	(3,616)	(7,828)	(4,652)	(6,077)	(5,126)	(20,499)	(7,095)	(8,662)
Income tax (recovery) expense	(130)	(575)	(488)	(5,642)	379	(506)	150	514
Net loss	(3,486)	(7,253)	(4,164)	(435)	(5,505)	(19,993)	(7,245)	(9,176)
Basic and diluted loss per share	(0.04)	(0.08)	(0.04)	—	(0.06)	(0.21)	(0.08)	(0.10)

Quarterly variances in Alithya's results are due primarily to the timing of acquisitions. Quarterly variations can also be attributed to seasonality. The revenues generated by Alithya's consultants are impacted by the number of working days in a particular quarter, which can vary as a result of vacations and other paid time off and statutory holidays. Similarly, customer information technology investment cycles are also affected by the seasonality of their own operations.
Although revenues have slightly decreased since the first quarter of this year, mainly as a result of weaker conditions in certain areas of information technology services sector, revenues over the previous periods have shown a sustained growth mainly due to business acquisitions, and organic growth in most areas of the Company’s business. Fluctuations in gross margin over the previous eight quarters can be attributed to a steady migration towards higher value-added services since the acquisitions of Vitalyst, LLC ("Vitalyst") and Datum on January 31, 2022 and July 1, 2022, respectively, offset by the negative impacts of the COVID-19 pandemic, and the April 1, 2021 acquisition of R3D Consulting Inc., whose revenues historically show a higher proportion from billable subcontractors. Selling, general and administrative expenses have generally increased mainly from business acquisitions, net of synergies, and additional costs associated with carrying out our strategic business plan. These expenses decreased in the first and second quarters of this year, mainly as a result of the review of Alithya's cost structure initiated in the fourth quarter of fiscal 2022, and the modifications undertaken and reorganization costs incurred in the quarters that followed. As a percentage of consolidated revenues, total selling, general and administrative expenses have increased moderately as certain business activities return to pre-Covid-19 levels and due to the higher historical selling, general and administrative expense percentage of Vitalyst. Other expenses, such as business acquisition, integration and reorganization costs, depreciation, amortization of intangibles, and income tax (recovery) expense, have also varied as a result of business acquisitions and the subsequent integration activities and requirements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2023	| 35

12. Critical Accounting Estimates
The preparation of Alithya’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported as assets, liabilities, income and expenses in the consolidated financial statements. Actual results could differ from those estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they occur and in any future periods affected.
The Q2 Financial Statements have been prepared in accordance with the accounting policies adopted in the most recent annual audited consolidated financial statements for the year ended March 31, 2023. The accounting policies have been applied consistently by all entities of the Company.
13. Accounting Standard Amendments Effective for the Year Ending March 31, 2024
The following amendments to existing standards were adopted by the Company on April 1, 2023:
Amendments to IAS 8, Definition of Accounting Estimates
In February 2021, the IASB amended IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors to introduce a new definition of “accounting estimates” to replace the definition of “change in accounting estimates” and also include clarifications intended to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier application was permitted. The amendment of IAS 8 had no impact on the Company’s interim consolidated financial statements.
Amendments to IAS 12 - Income Taxes
On May 7, 2021, the IASB issued amendments to IAS 12 - Income Taxes to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will be required to recognize a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision. The amendments apply for annual reporting periods beginning on or after January 1, 2023. Earlier application was permitted. The amendment of IAS 12 did not have a material impact on the Company’s consolidated financial statements. Furthermore, the amendment of IAS 12 has no impact on the consolidated statements of financial position and the changes in the income taxes note disclosure will be reflected in the annual consolidated financial statements for the year ended March 31, 2024.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2023	| 36

Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policy Information
In February 2021, the IASB issued amendments to IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2 - Making Materiality Judgements. The amendments help entities provide accounting policy disclosures that are more useful to primary users of financial statements by:
•Replacing the requirement to disclose “significant” accounting policies under IAS 1 with a requirement to disclose “material” accounting policies. Under this, an accounting policy would be material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that primary users of general purpose financial statements make on the basis of those financial statements.
•Providing guidance in IFRS Practice Statement 2 to explain and demonstrate the application of the four-step materiality process to accounting policy disclosures.
The amendments shall be applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023. Earlier application was permitted. Once an entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2. The Company will update its accounting policy information disclosures in its annual consolidated financial statements for the year ended March 31, 2024.
14. New Standards and Interpretations Issued but Not Yet Effective
At the date of authorization of the interim consolidated financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:
IAS 1 - Presentation of Financial Statements
On January 23, 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. After reconsidering certain aspects of the 2020 amendments, the IASB reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Additional disclosure will be required to help users understand the risk that those liabilities could become repayable within twelve months after the reporting date. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that: settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and when classifying liabilities as current or non-current, a company can ignore only those conversion options that are recognized as equity. The amendments to IAS 1 apply retrospectively and are effective for annual periods beginning on or after January 1, 2024, with earlier application permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2023	| 37

15. Risks and Uncertainties
Alithya is subject to a number of risks and uncertainties and is affected by a number of factors which could have a material adverse effect on Alithya's financial position, financial performance, cash flows, business or reputation. These risks should be considered when evaluating an investment in Alithya and may, among other things, cause a decline in the price of the Subordinate Voting Shares.
Such risks and uncertainties include, but are not limited to, those discussed in the section entitled “Risks and Uncertainties” of the Company's MD&A for the fiscal year ended March 31, 2023, all of which are hereby incorporated by reference.
16. Management’s Evaluation of Our Disclosure Controls and Procedures
Disclosure Controls and Procedures
The Company has established and maintains disclosure controls and procedures designed to provide reasonable assurance that the material information relating to the Company is made known to the Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared and that information required to be disclosed by the Company in its annual, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules. The effectiveness of these disclosure controls and procedures, as defined under National Instrument 52-109 – Issuers’ annual and interim filings (“NI 52-109”) adopted by Canadian securities regulators and in Rule 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2023. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at March 31, 2023.
Internal Control over Financial Reporting
The Company has also established and maintains adequate internal control over financial reporting, as defined under NI 52-109 adopted by Canadian securities regulators and in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, and effected by management and other key employees, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The effectiveness of the Company’s internal control over financial reporting was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2023 based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting was effective as at March 31, 2023.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2023	| 38

Changes in Internal Control over Financial Reporting
There has been no change in the Company’s internal control over financial reporting during the quarter ended September 30, 2023, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations on Effectiveness of Disclosure Controls and Procedures and Internal Control over Financial Reporting
The Company’s management recognizes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Because of their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect all errors or misstatements on a timely basis.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2023	| 39